                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)


                                BEXIL CORPORATION
     ----------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
     ----------------------------------------------------------------------
                         (Title of Class of Securities)


                                    088577101
     ----------------------------------------------------------------------
                                 (CUSIP Number)


                               September 15, 2005
     ----------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           [ ] Rule 13d-1(b)
           [X] Rule 13d-1(c)
           [ ] Rule 13d-1(d)

CUSIP No. 088577101              13G


----------------------------------------------------------------------

   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Fondren Management LP
----------------------------------------------------------------------

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)
                                                             (b)
----------------------------------------------------------------------

   3     SEC USE ONLY


----------------------------------------------------------------------

   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         Texas
----------------------------------------------------------------------

  NUMBER OF       5     SOLE VOTING POWER
    SHARES
 BENEFICIALLY
   OWNED BY             46,400
     EACH
  REPORTING
 PERSON WITH
----------------------------------------------------------------------

                  6     SHARED VOTING POWER


                        0
----------------------------------------------------------------------

                  7     SOLE DISPOSITIVE POWER


                        46,400
----------------------------------------------------------------------

                  8     SHARED DISPOSITIVE POWER


                        0
----------------------------------------------------------------------

   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         46,400
----------------------------------------------------------------------

   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*
----------------------------------------------------------------------
   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         5.3%
----------------------------------------------------------------------

   12    TYPE OF REPORTING PERSON*

         PN
----------------------------------------------------------------------

      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13G

      This Schedule 13G (the "Schedule 13G") is being filed on behalf of Fondren Management LP, a Texas limited partnership ("Fondren Management"), relating to shares of common stock of Bexil Corporation, a Maryland corporation (the "Issuer"), purchased by Fondren Management for the account of Fondren Partners LP, a Texas limited partnership ("Fondren Partners") and Fondren Partners Offshore Ltd., a Cayman Islands exempted limited company ("Fondren Offshore"), of which Fondren Management is the investment manager.

ITEM 1(a)  NAME OF ISSUER.

           Bexil Corporation

ITEM 1(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

           11 Hanover Square, 12th Floor
           New York, New York 10005

ITEM 2(a)  NAME OF PERSON FILING.

           Fondren Management LP

ITEM 2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE.

           1177 West Loop South, Suite 1625
           Houston, Texas 77027

ITEM 2(c)  PLACE OF ORGANIZATION.

           Fondren Management is a Texas limited partnership.

ITEM 2(d)  TITLE OF CLASS OF SECURITIES.

           Common Stock, par value $.01 per share ("Common Stock").

ITEM 2(e)  CUSIP NUMBER.

           088577101

ITEM 3     REPORTING PERSON.

           The person filing is not listed in Items 3(a) through 3(j).

ITEM 4     OWNERSHIP.

           (a) Fondren Management is the beneficial owner (as defined in Rule 13d-3) of 46,400 shares of Common Stock.

           (b) Fondren Management is the beneficial owner (as defined in Rule 13d-3) of 5.3% of the outstanding shares of Common Stock. This percentage is determined by dividing the number of shares beneficially held by 879,591, the number of shares of Common Stock issued and outstanding as of July 31 2005, as reported in the Issuer's most recent quarterly report on Form 10-QSB dated August 15, 2005.

           (c) Fondren Management may direct the vote and disposition of the 46,400 shares of Common Stock.

ITEM 5     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           Inapplicable.

ITEM 6     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           Inapplicable.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

           Inapplicable.

ITEM 8     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
           GROUP.

           Inapplicable.

ITEM 9     NOTICE OF DISSOLUTION OF GROUP.

           Inapplicable.

ITEM 10    CERTIFICATION.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


      Date:  September 23, 2005

                               FONDREN MANAGEMENT LP

                               By:  BLR CAPITAL LLC, its general partner

                                    By: /s/ Bradley Radoff
                                       ----------------------------------
                                    Name: Bradley Radoff
                                    Title: Manager